UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Xerium Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of class of securities)

98416J118
(CUSIP number)

Marc Saiontz
American Securities LLC
299 Park Ave, 34th Floor
New York, NY 10171
(212) 476-8000

Copy to:
Michael Lubowitz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000

(Name, address and telephone number of person authorized to receive notices and communications)

September 25, 2017
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 8416J118	13D/A	Page 2
1		NAME OF REPORTING PERSONS AS INVESTORS, LLC (See Item 2)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,382,603 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,382,603 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,382,603 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.46% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 8416J118	13D/A	Page 3
1		NAME OF REPORTING PERSONS AMERICAN SECURITIES PARTNERS V, L.P. (See Item 2)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,382,603 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,382,603 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,382,603 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.46% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 8416J118	13D/A	Page 4
1		NAME OF REPORTING PERSONS AMERICAN SECURITIES PARTNERS V(B), L.P. (See Item 2)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,382,603 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,382,603 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,382,603 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.46% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 8416J118	13D/A	Page 5
1		NAME OF REPORTING PERSONS AMERICAN SECURITIES PARTNERS V(C), L.P. (See Item 2)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,382,603 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,382,603 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,382,603 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.46% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 8416J118	13D/A	Page 6
1		NAME OF REPORTING PERSONS AMERICAN SECURITIES ASSOCIATES V, LLC (See Item 2)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,382,603 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,382,603 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,382,603 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.46% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 8416J118	13D/A	Page 7
1		NAME OF REPORTING PERSONS AMERICAN SECURITIES LLC (See Item 2)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,395,532 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,395,532 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,395,532 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.54% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 8416J118	13D/A	Page 8
This Amendment No. 3 (“Amendment No. 3”) amends the Schedule 13D initially filed with the Securities and Exchange Commission (“SEC”) on May 25, 2010, as amended (the “Schedule 13D”), and is filed by and on behalf of (i) AS Investors, LLC (“AS Investors”), (ii) American Securities Partners V, L.P., a Delaware limited partnership (“ASP V”), (iii) American Securities Partners V(B), L.P., a Delaware limited partnership (“ASP V(B)”), (iv) American Securities Partners V(C), L.P., a Delaware limited partnership (“ASP V(C)” and, with ASP V and ASP V(B), the “Sponsors”, the owners of membership interests in AS Investors), (v) American Securities Associates V, LLC (“GP”), the general partner of each Sponsor; and (vi) American Securities LLC, which provides investment advisory services to each Sponsor and GP (the “Advisor”) (each a “Reporting Person” and collectively the “Reporting Persons”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Xerium Technologies, Inc. (“Xerium” or the “Issuer”). Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 is supplemented as follows:

Xerium’s principal executive offices are located at 14101 Capital Boulevard, Youngsville, NC 27596.

Item 4.	Purpose of Transaction

Item 4 is supplemented as follows:

On September 25, 2017, the Sponsors distributed 781,735 shares of Common Stock of the Issuer to their respective limited partners. The Reporting Persons intend to review their investments in the Common Stock of the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time. The Reporting Persons intend to dispose of some or all the shares of Common Stock of the Issuer owned in the open market, in privately negotiated transactions, through derivative transactions, through public offerings, through distributions to their partners or members (as applicable), or otherwise, depending on the course of action the Reporting Persons pursue, market conditions, and other factors. The Reporting Persons may also acquire additional securities of the Issuer in the open market, in privately negotiated transactions, through derivative transactions, or otherwise, depending on the course of action the Reporting Persons pursue, market conditions, and other factors. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer, the possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is supplemented as follows:

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment No. 3 are incorporated herein by reference as of September 25, 2017. As of September 25, 2017, AS Investors was the direct record owner of, and had the power to vote and to dispose or direct the disposition of 1,382,603 shares of Common Stock, representing approximately 8.46% of the outstanding shares of Common Stock, based on 16,341,266 shares of Common Stock outstanding as of July 31, 2017, as reported in Xerium’s Quarterly Report on Form 10-Q filed with the SEC on July 31, 2017. As a result of their relationship to AS Investors, ASP V, ASP V(B), ASP V(C), GP, and Advisor may also be deemed to be beneficial owners of Xerium. Additionally, as of September 25, 2017, Advisor directly owns 12,929 shares of Common Stock. Accordingly, as of September 25, 2017, Advisor may be deemed to be the beneficial owner of an aggregate of 1,395,532 shares of Common Stock, representing approximately 8.54% of the outstanding shares of Common Stock.

(c) Except as described herein, no transactions with respect to shares of Common Stock were effected during the past 60 days by any of the Reporting Persons or by any of the Scheduled Persons.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

AS INVESTORS, LLC

By	/s/ Marc Saiontz
Name:	Marc Saiontz
Title:	Vice President
Date:	September 27, 2017

AMERICAN SECURITIES PARTNERS V, L.P.
By: American Securities Associates V, LLC, its general partner

By	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	September 27, 2017

AMERICAN SECURITIES PARTNERS V(B), L.P.
By: American Securities Associates V, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	September 27, 2017

AMERICAN SECURITIES PARTNERS V(C), L.P.
By: American Securities Associates V, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	September 27, 2017

AMERICAN SECURITIES ASSOCIATES V, LLC

By	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	September 27, 2017

AMERICAN SECURITIES LLC

By	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	President and Chief Executive Officer
Date:	September 27, 2017